**Mail Stop 4561**
**Via Fax 86-755-82407371**

February 5, 2008

Frank Shing
Chief Financial Officer
Bluepoint Linux Software Corp.
4F., Xinyang Building, Bagua 4<sup>th</sup> Road
Shenzhen, Guangdong 518029
People's Republic of China

Re:     **Bluepoint Linux Software Corp.**
         **Form 8-K filed December 5, 2007**
         **File No. 000-50813**

Dear Mr. Shing:

         We issued comments to you on the above captioned filing on December 5, 2007.
As of the date of this letter, these comments remain outstanding and unresolved.  We
expect you to contact us by **February 20, 2008** to provide a substantive response to these
comments or to advise us why you are unable to respond and when you will be able to do
so.

         If you do not respond to the outstanding comments or contact us by **February 20,
2008,** we will, consistent with our obligations under the federal securities laws, decide
how we will seek to resolve the outstanding comments and complete our review of your
filings and your disclosure.  Among other things, we may decide to release publicly,
through the agency's EDGAR system, all correspondence, including this letter, relating
to the review of your filing, consistent with the Staff's decision to release publicly
comment letters and response letters relating to disclosure filings it has reviewed.  You
can find more information about the staff's decision to release filing correspondence at
http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Any questions regarding the above should be directed to me at (202) 551-3379, or in my absence, to Robert Benton at (202) 551-3804.

Sincerely,

Melissa Feider
Staff Accountant